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                                                                       EXHIBIT 3

(NORTHGATE EXPLORATION LIMITED LOGO)            (EXPATRIATE RESOURCES LTD. LOGO)

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
Stock Symbol: NGX                                                    Trading Symbol: EXR
Exchange Codes: TSX                                                  Exchange: TSX venture
Website: www.northgateexploration.ca                                 Website: www.expatriateresources.com

2050, 1055 West Georgia Street           Telephone: 604-669-3141     #701 - 475 Howe Street                Telephone: 604-682-5474
P.O. Box 11179, Royal Centre             Fax.: 604-687-3419          Vancouver, British Columbia           Toll-free: 1-877-682-5474
Vancouver, British Columbia                                          Canada V6C 2B3                        Fax: 604-682-5404
Canada V6E 3R5

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                                  NEWS RELEASE

            NORTHGATE OPTIONS HYLAND PROPERTY, YUKON FROM STRATAGOLD

FEBRUARY 10, 2003 - Northgate Exploration Limited (NGX - TSX) and Expatriate Resources Ltd. (EXR.TSX Venture) are pleased to announce that Northgate and StrataGold Corporation, a subsidiary of Expatriate have entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the Hyland gold property located in the Quartz Lake area in southeast Yukon. The 100% owned property consists of 226 mineral claims covering 40 square kilometres.

Under the Initial Option, Northgate will earn a 51% interest in the Hyland property by making exploration expenditures of $5 million over four years, including a firm commitment to spend a minimum $700,000 in 2003. In addition, Northgate shall make property payments totalling $210,000 including an initial payment of $85,000. Upon completing $5,000,000 in exploration expenditures and making the cash payments, Northgate shall have an Additional Option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. StrataGold will be the operator of exploration programs during the Initial Option, whereas Northgate will be the operator during the Additional Option and under the Joint Venture upon completion of the Option Period.

The Hyland property is subject to a total of 1.25% Net Smelter Return royalty on the entire property and an additional 1.0% Net Smelter Return royalty on the core part of the property. The latter is capped at $1,500,000. Should a party's participating interest be diluted below 30%, or should it fail to participate in a feasibility study or mine development program it shall forfeit its participating interest and receive a 2.0% Net Smelter Return royalty.

The Hyland property has the potential to host a large sediment-hosted gold deposit similar to the multi-million ounce deposits in the Carlin District in Nevada and the Telfer deposit in Australia.


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Previous exploration has outlined a 14 kilometre long structural zone within late Proterozoic to early Paleozoic sedimentary rocks. Bulldozer trenching in 1987 and 1988 defined a zone of shallow oxide gold mineralisation including intervals grading up to 4.8 g/t gold over 30 metres. Percussion drilling in 1990, defined an oxidized gold resource in the Main Zone of 3.2 million tonnes grading 1.1 g/t gold. Surface sampling suggests grades greater than that indicated by percussion drill holes. (Under current definitions of National Instrument 43-101 the resource would likely be classified as an inferred resource.) Significant intersections include 2.65 g/t gold over 16.7 metres or a longer interval of 129.7 metres grading 1.19 g/t gold.

The Main Zone oxide gold resource is located immediately south of the core of a large aeromagnetic anomaly. The magnetic low is interpreted to reflect magnetite-destruction of the host sedimentary rocks due to intense silica-clay alteration. The magnetic anomaly corresponds to the north-south and southeast trending 3200 metre long zone of highly anomalous gold, bismuth and arsenic soil geochemistry. The few short percussion drill holes within the northern part of these anomalies have generally intersected mineralisation with intersections of
13.7 metres grading 1.0 g/t gold and 33.6 metres grading 0.9 g/t gold. The gold mineralisation is thought to be controlled by steep dipping faults with deposition of gold in both steep structures and replacing shallow dipping limey clastic sedimentary rocks.

A 500 by 500 metre zone of highly anomalous gold, arsenic and bismuth geochemistry, situated 4 kilometres to the south of the Main Zone on the Cuz claims, provides a second attractive drill target.

Ken Stowe, President and C.E.O of Northgate commented:" The Hyland Property is an excellent addition to our growing exploration portfolio in northern British Columbia and Yukon. We look forward to advancing Hyland to the next stage of development, contributing both funding and the expertise gained from our operating and exploration achievements at Kemess."


About StrataGold

StrataGold is the new public company being formed by Expatriate to focus on exploration for precious metals in the Americas. Expatriate has transfered its 100% interest in the Hyland property, along with eight other gold and platinum group metals properties, to StrataGold Corporation for shares of StrataGold that it intends to dividend to its shareholders.


About Northgate

Northgate Exploration is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 280,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an inferred resource of 5.7 million ounces of gold and is currently the subject of a feasibility study.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of Northgate Exploration Limited and Expatriate Resources Ltd. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.


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For further information, please contact:


NORTHGATE EXPLORATION LIMITED                       EXPATRIATE RESOURCES LTD.

Mr. Terry A. Lyons                                  Dr. Harlan Meade
Chairman                                            President and C.E.O.
Telephone:     604-669-3141

Mr. Ken G. Stowe                                    Mr. Terry Tucker
President and Chief Executive Officer               Vice President Exploration
Telephone:     416-359-8641
                                                    Telephone:      604-682-5474
                                                    Toll Free:      877-682-5474

ngx@bcpacific.com                                   info@expatriateresources.com



     THE TSX AND TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
             RESPONSIBILITY FOR THE ADEQUACY OF THIS NEWS RELEASE.


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